UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On July 15, 2022, Alvotech (the “Company”) announced to the Nasdaq First North Growth Market that the Company filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim information dated July 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: July 18, 2022	By:	/s/ Helga Tatjana Zharov
Name: Helga Tatjana Zharov
Title: Deputy Chief Executive Officer